Exhibit 99.1
FOR IMMEDIATE RELEASE
AUGUST 9, 2010
LJ INTERNATIONAL REPORTS 47% RISE IN SALES AND EPS OF $0.09
IN SECOND QUARTER OF 2010
•	Revenue totals $33.0 million for Q2 of 2010, $59.8 million for first half of 2010

•	Retail (ENZO) Q2 revenues rise 57% year-over-year to $16.7 million

•	Wholesale Q2 revenues rise 38% to $16.3 million

•	Margins widen as retail share of revenues grows and operating costs are efficiently maintained
HONG KONG, August 9, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) today reported that its revenues in the second quarter ended June 30, 2010 rose 47% year-over-year to $33.0 million. Net income was $2.3 million and earnings per fully diluted share rose to $0.09 from $0.01 in the second quarter of 2009.
The Company, which designs, manufactures and distributes jewelry to retailers worldwide and owns and operates the ENZO retail jewelry stores in China, said revenue growth was strong in both retail and wholesale operations.
Sales at LJI’s ENZO retail division continued their rapidly rising trend from recent quarters. ENZO revenues in the second quarter of 2010 totaled $16.7 million, up 57% from a year earlier. A total of 108 ENZO stores were in operation at the end of the second quarter.
Wholesale revenues derived from international clients continued to rebuild from the global downturn, totaling $16.3 million, up 38% from the second quarter of 2009.
Rising Margins Boost Operating and Net Income
Spurred by rising sales in the higher-margin retail division, LJI’s gross profit in the second quarter of 2010 was 37% of revenues ($12.1 million), compared to 36% of revenues ($8.1 million) a year earlier. ENZO’s gross margin in the second quarter of 2010 was 54%, compared to the wholesale division’s margin of 19%.
Selling, general and administrative expenses (SG&A) totaled $8.4 million in the second quarter of 2010, compared to $6.8 million a year earlier. As a percentage of revenues, SG&A dropped year-over-year to 25% from 30%. Other operating expenses (depreciation and net loss on derivatives), totaled $0.8 million in the second quarter, down from $0.9 million in the second quarter of 2009. Operating income was $3.0 million, or 9% of revenues, in the second quarter of 2010 compared to $0.3 million, or 1% of revenues, a year earlier.
Net income in the second quarter of 2010 totaled $2.3 million, or $0.09 per fully diluted share, compared to $0.2 million, or $0.01 per fully diluted share, a year earlier.
Balance Sheet Remains Strong
On the balance sheet, cash and cash equivalents at June 30, 2010, totaled $5.6 million, or approximately $0.22 a share. This was a nominal change from the end of the first quarter at March 31, 2010 when cash and equivalents totaled $5.3 million. Cash and equivalents stood at $11.3 million at December 31, 2009, and were reduced in the first quarter 2010 due primarily to inventory buildup in anticipation of new ENZO store openings. Long-term debt at June 30, 2010 totaled $2.0 million, compared to $1.8 million at the end of the first quarter and $2.3 million at the end of 2009.
CEO: Results Reflect Retail Expansion and Efficiencies
Yu Chuan Yih, LJI Chairman and CEO, noted that the second-quarter sales growth was driven in part by expansion of the ENZO chain, which added a net total of 13 new stores in the quarter. At the same time, he said, margins reflected improved efficiency. “The most notable aspect of the second quarter results was the combination of expansion with very effective controls on operating costs.”
Mr. Yih added, “The pace of ENZO store openings accelerated in this quarter after a period of consolidation and operational improvements. This contributed to a sharp rise in retail revenues. Meanwhile, the internal efficiencies that management implemented were evident in the sharp year-over-year drop in the percentage of revenues going to SG&A expenses — from 30% to 25%. Our retail division kept its operating expenses to a modest sequential increase of 10% from the first quarter, even as it substantially expanded its store count. The wholesale division actually cut its operating expenses year-over-year, from $1.9 million to $1.7 million, while achieving a 38% increase in revenues, returning figures to levels experienced before the global downturn.”
Revenue Seen Rising 30% in Q3 to $34 Million
In guidance for the third quarter ending September 30, 2010, the Company projects revenues of approximately $34 million, which would be approximately 30% above the $26.2 million reported in the third quarter of 2009. By segment, the projected year-over-year revenue increase would be approximately 55%, to $18 million, for retail, and approximately 9%, to $16 million, for wholesale. Net income is expected to be between $3.8 million to $4.0 million, or about $0.15 per fully diluted share, up from $1.1 million and $0.05 EPS a year earlier. Excluding an expected one-time gain of about $1.6 million due to a gain on sale of investment property, projected EPS in the third quarter of 2010, fully diluted, is expected to be approximately $0.09.
Half-Year Revenues Approach $60 Million, EPS Totals $0.16

For the six months ended June 30, 2010, revenues totaled $59.8 million, up 33% from $45.1 million in the first half of 2009. Gross profit was $23.3 million, or 39% of revenues, compared to $16.8 million, or 37% of revenues, a year earlier. Operating income was $5.0 million, up from $0.6 million, and net income was $4.2 million, compared to $0.3 million a year earlier. Earnings per fully diluted share in the first half of 2010 totaled $0.16, compared to $0.01 in the first half of 2009.
By division, ENZO (retail) revenues in the first half of 2010 totaled $33.1 million, up 47% from $22.5 million in the first half of 2009. Wholesale revenues rose 18% in the first half of 2010, to $26.8 million from $22.6 million a year earlier. Gross profit of the ENZO division was $12.2 million (54% of revenues), while wholesale gross profit was $5.4 million (20% of revenues). ENZO reported operating income of $4.3 million (13% of revenues) in the first half of 2010. The wholesale division operating income was $1.4 million (5% of revenues) for the same time period.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statements:
This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the third quarter ending September 30, 2010, including total revenues and earnings per fully diluted share. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following: the current global financial crisis and economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China and worldwide; the impact of competition and pricing; market price of key raw materials; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of attractive store locations; our ability to develop new merchandise; and our ability to hire, train and retain associates. The risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.
[FINANCIAL TABLES FOLLOW]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	US$	US$	US$	US$

Operating revenue	32,978	22,435	59,831	45,124
Costs of goods sold	(20,834)	(14,357)	(36,578)	(28,321)

Gross profit	12,144	8,078	23,253	16,803

Operating expenses
Selling, general and administrative expenses	(8,364)	(6,841)	(16,904)	(14,708)
Net loss on derivatives	(238)	(411)	(203)	(214)
Depreciation	(589)	(515)	(1,183)	(1,220)

Operating income	2,953	311	4,963	661

Other revenue and expense
Interest income	19	76	25	94
Gain on sales of securities	—	—	258	—
Interest expenses	(217)	(186)	(424)	(425)

Income before income taxes and noncontrolling interests	2,755	201	4,822	330
Income taxes expense	(452)	(15)	(658)	(15)

Net Income	2,303	186	4,164	315
Net (income) loss attributable to noncontrolling interest	(2)	6	(3)	7

Net income attributable to LJ International Inc. common shareholders	2,301	192	4,161	322

Earnings per share:
Basic	0.09	0.01	0.17	0.01
Diluted	0.09	0.01	0.16	0.01

Weighted average number of shares used in calculating diluted earnings per share	25,966,517	23,966,495	25,630,325	23,617,587

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of
	June 30,	As of
	2010	December 31, 2009
	(Unaudited)
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	5,590	11,282
Restricted cash	9,369	6,425
Trade receivables, net of allowance for doubtful accounts	24,017	21,679
Available-for-sale securities	2,292	2,360
Inventories	91,456	81,401
Prepayments and other current assets	4,141	1,861

Total current assets	136,865	125,008
Properties held for lease, net	700	717
Property, plant and equipment, net	6,341	6,400
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	145,538	133,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,935	2,908
Notes payable	8,331	5,551
Capitalized lease obligation, current portion	81	98
Letters of credit, gold loan and others	18,680	13,481
Derivatives	237	—
Trade payables	17,525	18,545
Accrued expenses and other payables	6,053	5,354
Income taxes payable	888	1,147
Deferred taxation	310	310

Total current liabilities	55,040	47,394
Notes payable, non-current portion	1,978	2,244
Capitalized lease obligation, non-current portion	45	78

Total liabilities	57,063	49,716

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 24,682,172 shares as of June 30, 2010 and 23,768,672 shares as of December 31, 2009	247	238
Additional paid-in capital	57,275	56,675
Accumulated other comprehensive (loss) gain	(237)	102
Retained earnings	31,018	26,857

Total LJ International Inc. shareholders’ equity	88,303	83,872
Noncontrolling interest	172	169

Total equity	88,475	84,041

Total liabilities and equity	145,538	133,757

Contact:
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com
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